Exhibit (L)(1)
K&L Gates LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602
312-372-1121
June 6, 2011
Calamos Convertible Opportunities and Income Fund
2020 Calamos Court
Naperville, Illinois 60563
Ladies and Gentlemen:
     We have acted as your counsel in connection with the Registration Statement on Form N-2 (File No. 333-173767), as amended by post-effective amendment no. 1 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, for the registration of up to 7,500,000 common shares of beneficial interest, no par value per share (the “Shares”), of the Calamos Convertible Opportunities and Income Fund, a Delaware statutory trust (the “Fund”).
     You have requested our opinion as to the matters set forth below in connection with the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration”) and Bylaws, and the statutory trust action of the Fund that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied the opinion of Morris, Nichols, Arsht & Tunnell LLP expressed in their letter dated June 6, 2011. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions. Capitalized terms not defined in this opinion shall have the meanings ascribed to them in the Declaration.
     Based upon and subject to the foregoing, it is our opinion that the Shares have been duly authorized for issuance by the Fund and, when issued and delivered against payment therefore as described in the Prospectus included in the Registration Statement, will be validly issued and, subject to the qualifications in the next paragraph, fully paid and nonassessable.
     We express no opinion with respect to the liability of any holder of Shares who is, was or may become a named trustee of the Fund. With respect to the opinion expressed in the paragraph above, we note that, pursuant to Section 2 of Article VII of the Declaration, the Trustees have the power to cause each Shareholder, or each Shareholder of any particular Series, to pay directly, in advance or arrears, for charges of the Fund’s custodian or transfer, shareholder servicing or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends owed such Shareholder and/or by reducing the number of Shares in the account of such Shareholder by that number of full and/or fractional shares that represent the outstanding amount of such charges due from such Shareholder.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations thereunder.

Yours truly,

/s/ K&L Gates LLP

K&L Gates LLP